UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Immunomedics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

452907108

(CUSIP Number)

Clay B. Siegall, Ph.D.

President and Chief Executive Officer

Seattle Genetics, Inc.

21823 30th Drive SE

Bothell, Washington 98021

(425) 527-4000

Copies to:

Jean Liu Executive Vice President, Legal Affairs & General Counsel Seattle Genetics, Inc. 21823 30th Drive SE Bothell, Washington 98021 (425) 527-4000	Krishna Veeraraghavan Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 5, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452907108	13D	Page 1 of 4 Pages

CUSIP No. 452907108	13D	Page 2 of 4 Pages

1	Name of Reporting Person. Seattle Genetics, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,655,804 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,655,804 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,655,804 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.3% (1) (2)
14	Type of Reporting Person CO

(1)	Consists of 3,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”) of Immunomedics, Inc. (the “Issuer”) and 8,655,804 shares of Common Stock to be acquired pursuant to the full exercise of the Warrant.
(2)	Based on 160,676,380 shares of Common Stock outstanding, calculated as the sum of (i) 152,020,576 shares of Common Stock outstanding as of November 6, 2017, as set forth by the Issuer in its Current Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2017, and (ii) 8,655,804 shares of Common Stock to be issued pursuant to the full exercise of the Warrant.

CUSIP No. 452907108	13D	Page 3 of 4 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned on July 7, 2017 (the “initial Schedule 13D”). This Amendment No. 1 amends the initial Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as set forth below:

In connection with a development and license agreement between the Issuer and the Reporting Person (which the parties subsequently terminated effective upon final dismissal of a related lawsuit), (1) the Reporting Person and the Issuer entered into a Stock Purchase Agreement pursuant to which the Issuer issued, and the Reporting Person purchased, 3,000,000 shares of Common Stock (the “Purchased Shares”), for an aggregate purchase price of $14.7 million, and (2) the Issuer and Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”), as warrant agent, entered into a Warrant Agreement pursuant to which the Issuer issued to, and in favor of, the Reporting Person, a warrant (the “Warrant”) on customary terms, pursuant to which the Reporting Person would have the right, until the expiration date of the Warrant, to purchase up to 8,655,804 additional shares (the “Warrant Shares” and together with the Purchased Shares, the “Shares”) of Common Stock at an initial exercise price of $4.90 per share (in each case, subject to customary anti-dilution and other adjustments in accordance with the terms of the Warrant). On December 5, 2017, the Reporting Person exercised the Warrant in full to acquire 8,655,804 shares of Common Stock for an aggregate purchase price of $42.4 million. The source of funds used to acquire the Purchased Shares consisted of, and the source of funds to be used to acquire Warrant Shares will consist of, the working capital of the Reporting Person.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as set forth below:

The percentage of the class of securities set forth below is based on 160,676,380 shares of Common Stock outstanding, calculated as the sum of (i) 152,020,576 shares of Common Stock outstanding as of November 6, 2017, as set forth by the Issuer in its Current Report on Form 10-Q filed with the SEC on November 9, 2017, and (ii) 8,655,804 shares of Common Stock to be issued pursuant to the full exercise of the Warrant.

(a)	The aggregate number of the class of securities beneficially owned by the Reporting Person is 11,655,804 (consisting of 3,000,000 shares of Common Stock and 8,655,804 shares of Common Stock to be acquired pursuant to the full exercise of the Warrant) and the percentage of the class of securities beneficially owned by the Reporting Person is 7.3%.

(b)	The number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 11,655,804 shares (consisting of 3,000,000 shares of Common Stock and 8,655,804 shares of Common Stock to be acquired pursuant to the full exercise of the Warrant)

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 11,655,804 shares (consisting of 3,000,000 shares of Common Stock and 8,655,804 shares of Common Stock to be acquired pursuant to the full exercise of the Warrant)

(iv) Shared power to dispose or to direct the disposition of: 0 shares

(c)	Other than as described herein, none of the Reporting Person or any of the persons named on Schedule A hereto has engaged in any transaction involving the Issuer’s common stock.

(d)	Not applicable.

(e)	Not applicable

CUSIP No. 452907108	13D	Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as set forth below:

Stock Purchase Agreement

On February 10, 2017 (the “Equity Closing Date”), the Reporting Person and the Issuer entered into a Stock Purchase Agreement pursuant to which the Issuer issued, and the Reporting Person purchased, the Purchased Shares, which represented approximately 2.75% of the then outstanding shares of Common Stock, for an aggregate purchase price of $14.7 million.

Warrant Agreement and Warrant

On February 16, 2017, the Issuer and Broadridge, as warrant agent, entered into the Warrant Agreement pursuant to which the Issuer issued to, and in favor of, the Reporting Person, the Warrant on customary terms, pursuant to which the Reporting Person would have the right, until February 10, 2020, to purchase up to 8,655,804 additional shares of Common Stock at an initial exercise price of $4.90 per share (in each case, subject to customary anti-dilution and other adjustments in accordance with the terms of the Warrant). In connection with the Reporting Person’s and the Issuer’s agreement to terminate the development and license agreement, the Issuer agreed to amend the Warrant to be exercisable until the later of December 31, 2017 and the date that is six months following the date that sufficient shares of the Common Stock have been authorized to enable full exercise of the Warrant. On June 29, 2017, the Issuer’s stockholders approved the amendment and restatement of the Issuer’s certificate of incorporation to increase the maximum number of authorized shares of Common Stock. On December 5, 2017, the Reporting Person exercised the Warrant in full to acquire 8,655,804 shares of Common Stock.

Registration Rights Agreement

On the Equity Closing Date, the Reporting Person entered into a Registration Rights Agreement with the Issuer pursuant to which the Issuer agreed to file a registration statement in respect of the Shares, which the Issuer filed on July 31, 2017. The Issuer also agreed to other customary obligations regarding registration of the Shares, including matters relating to indemnification, maintenance of the registration statement and payment of certain expenses.

The foregoing description of the Stock Purchase Agreement, Warrant Agreement, Warrant and the Registration Rights Agreement does not purport to be complete and is qualified by reference to the full text of such agreements filed as Exhibits 99.1 through 99.4 to the initial Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2017

SEATTLE GENETICS, INC.

By:	/s/ Clay B. Siegall
	Name:	Clay B. Siegall
	Title:	President and Chief Executive Officer